CSB BANCORP, INC.

EXHIBIT 11

STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

	Three months ended		Six months ended
	June 30,		June 30,
(Dollars in thousands)	2015	2014	2015	2014
Basic Earnings Per Share
Net income	$1,517	$1,522	$2,859	$2,938
Weighted average common shares	2,739,405	2,737,085	2,739,405	2,736,861

Basic Earnings Per Share	$0.55	$0.55	$1.04	$1.07

Diluted Earnings Per Share
Net income	$1,517	$1,522	$2,859	$2,938
Weighted average common shares	2,739,405	2,737,085	2,739,405	2,736,861
Weighted average effect of assumed stock options	3,333	2,883	2,976	2,575

Total	2,742,738	2,739,968	2,742,381	2,739,436

Diluted Earnings Per Share	$0.55	$0.55	$1.04	$1.07